UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Rumble Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

78137L105

(CUSIP Number)

Wojciech Hlibowicki

c/o Rumble Inc.

444 Gulf of Mexico Dr.

Longboat Key, FL 34228

Telephone Number: (941) 210-0196

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Russell L. Leaf
Sean M. Ewen
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019-6099
(212) 728-8000

December 17, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons Wojciech Hlibowicki
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 15,356,476 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 15,356,476 (1)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,356,476 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.5% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)	Includes (i) 4,618,833 shares of Class A Common Stock (as defined below) of the Issuer (as defined below) issuable upon the exchange of exchangeable shares in 1000045728 Ontario Inc., a corporation formed under the laws of the Province of Ontario, Canada, and an indirect, wholly owned subsidiary of the Issuer (“ExchangeCo”, and such shares, the “ExchangeCo Shares”), of which 1,522,030 ExchangeCo Shares have been placed in escrow pursuant to the terms of the Business Combination Agreement, dated December 1, 2021 (the “Business Combination Agreement”), by and between CF Acquisition Corp. VI (n/k/a Rumble Inc.) (“CF VI”) and Rumble Inc. (n/k/a Rumble Canada Inc.) (“Rumble Canada”), and are subject to vesting conditions and forfeiture pursuant to the terms of the Business Combination Agreement and (ii) 10,737,641 shares of Class A Common Stock issuable upon the exercise of options, of which 3,538,343 shares of Class A Common Stock issuable upon the exercise of such options are subject to vesting conditions and forfeiture pursuant to the terms of the Business Combination Agreement. Excludes 4,618,833 shares of Class C Common Stock, par value $0.0001 per share, of the Issuer (the “Class C Common Stock”), which are issued in “tandem” with each ExchangeCo Share, with each such share of Class C Common Stock intended to give the holder thereof the same voting rights as one share of Class A Common Stock, but are otherwise non-economic.

(2)	Percentage based on 280,272,754 shares of Class A Common Stock issued and outstanding (inclusive of all shares of Class A Common Stock issuable upon exchange of the ExchangeCo Shares (as defined below) and which also includes shares of Class A Common Stock and ExchangeCo Shares held in escrow pursuant to the terms of the Business Combination Agreement) as of November 9, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 13, 2023.

Item 1. Security and Issuer

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) is filed in relation to the shares of the Class A Common Stock, par value $0.0001 per share (the “Class A Common Stock”), of Rumble Inc., a Delaware corporation (the “Issuer”) and amends the Schedule 13D filed by the Reporting Person on September 26, 2022 (the “Original 13D” and, together with this Amendment No. 1, the “Schedule 13D”). The principal executive offices of the Issuer are located at 444 Gulf of Mexico Drive, Longboat Key, Florida 34228. Capitalized terms used and not defined in this Amendment No. 1 have the meanings set forth in the Schedule 13D.

Item 2. Identity and Background

(a)	This Schedule 13D is being filed by Wojciech Hlibowicki (the “Reporting Person”).

(b)	The principal business address of the Reporting Person is c/o Rumble Inc., 444 Gulf of Mexico Drive, Longboat Key, Florida 34228.

(c)

The Reporting Person’s principal occupation or employment is Chief Technology Officer of the Issuer. The name, principal business and address of the corporation or other organization in which such employment is conducted is Rumble Canada Inc., an indirect, wholly owned subsidiary of the Issuer, 218 Adelaide Street West, Suite 400, Toronto, Ontario, M5H 1W7, Canada.

(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of Canada.

Item 4. Purpose of the Transaction

Item 4 of the Original Schedule 13D is hereby amended and supplemented to include the following:

On December 17, 2023, the Reporting Person entered into a 10b5-1 trading plan (the “Plan”) intended to satisfy the affirmative defense of Rule 10b5-1(c) under the Securities Exchange Act of 1934, as amended. The Plan provides for the sale of up to an aggregate of 400,000 shares of the Company’s Class A Common Stock commencing April 1, 2024. The Plan terminates on the earlier of November 1, 2024 or the date all shares under the Plan are sold.

Item 5. Interest in Securities of the Issuer

(a)	The Reporting Person beneficially owns 15,356,476 shares of Class A Common Stock (as determined and described in note 1 above), which represent 5.5% of the outstanding shares of Class A Common Stock of the Issuer (as determined and described in note 2 above).

(b)	The Reporting Person has sole power to vote and sole power to dispose of 15,356,476 shares of Class A Common Stock.

(c)	No transactions in the Issuer’s capital stock were effected during the past 60 days by the Reporting Person except as set forth in Item 3 above and Item 6 below.

(d)	Not applicable.

(e)	Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 20, 2023	/s/ Sergey Milyukov, as attorney-in-fact
Wojciech Hlibowicki